Exhibit 99.1

May 9, 2016

Dear Fellow Shareholders:

I am very optimistic about the future of TechTarget. Our customers are in the early stages of taking advantage of our big data to make their sales and marketing organizations more efficient and to grow their revenue and market share in a challenging IT environment. This demand for our purchase intent data is giving us the opportunity to reshape our business in two very important ways. First, our data is being integrated into our customers’ sales force and marketing automation systems and workflow. Second, we are very focused on migrating as much of our business as possible from short-term campaign-based marketing deals to long-term subscription contracts.

The benefits of these two changes are numerous, including stickiness, pricing power and increased visibility and predictability. We believe that, over time, long-term contracts will represent a meaningful portion of our revenues and our valuation multiple will increase as a result. We believe that this shift is so important that we are willing to live with some short-term volatility to achieve this long-term gain. Short-term deals can maximize current quarter revenue, while long-term subscription contracts result in revenue being recognized over the term of the contract, which can result in a loss of flexibility.

IT Deal Alert™ continues to gain traction in the market. Q1 2016 IT Deal Alert revenues were up 34% compared with revenues in Q1 2015. We are seeing the most growth with Priority Engine™ and Deal Data™, with revenue attributable to those products up more than 3 times compared to the same quarter a year ago and up over 50% sequentially from Q4 2015. We are expecting this growth rate to accelerate in the second half of 2016 as we benefit from Priority Engine subscriptions sold in the first half of the year.

Mike Cotoia Named CEO and Elected a Director

As our company is embarking on an exciting new chapter in our history, I am thrilled to announce that Mike Cotoia has been elected as the CEO of TechTarget and a member of the Board of Directors. After serving as the CEO for almost 17 years, I am taking on the role of Executive Chairman. In this role, I will remain a full-time employee of the company and will assist Mike with long-term strategy and investor relations, among other things.

Many of you know Mike. He has been with TechTarget since 2002 and has served as our Chief Operating Officer for the past 4 years, where he has been responsible for the day-to-day operations of TechTarget. Mike is a great leader and we are all in good hands with him at the helm.

Tender Offer

We are announcing today our intention to launch a tender offer for the purchase of up to 8 million shares, or almost 25% of our issued and outstanding shares, at a purchase price of $7.75 per share, representing the five-day volume-weighted average share price of our stock from May 2nd through May 6th. We will fund the tender offer through a new 5-year term loan for $50 million and cash on hand.

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Environment

Not much has changed since the last quarter. Our largest customers, which make up almost 40% of our overall revenue, continue to face significant headwinds, and this is reflected in their marketing expenditures with us. Our revenue from our largest 12 accounts was down slightly on a year over year basis, while our revenue from mid-sized and start-up customers increased by double-digits. We are especially seeing weakness in international budgets and from a number of large accounts that are in the midst of corporate transactions.

Q1 2016 Results (Unaudited; $’s in thousands)

	Three months ended March 31
	2016	2015	Growth
Core Online
North America Core Online	$11,260	$11,580	-3%
International Core Online	6,197	6,377	-3%
Total Core Online	17,457	17,957	-3%
IT Deal Alert
North America IT Deal Alert	5,693	4,523	26%
International IT Deal Alert	1,117	568	97%
Total IT Deal Alert	6,810	5,091	34%
Overall Online
North America Online	16,953	16,103	5%
International Online	7,314	6,945	5%
Total Overall Online	24,267	23,048	5%
Events	764	610	25%
Total Revenues	$25,031	$23,658	6%
Adjusted EBITDA*	$3,110	$3,047	2%

*	Adjusted EBITDA is a non-GAAP financial measure that is defined and reconciled to a GAAP measure later in this Shareholder Letter

Gross Margins

Total gross profit margin for Q1 2016 was 71%, compared to 70% for Q1 2015. Online gross profit margin was 73% in Q1 2016, compared to 72% for Q1 2015. Events gross profit margin was 30% for Q1 2016, compared to 25% for Q1 2015.

IT Deal Alert Update

IT Deal Alert revenues were $6.8 million in Q1 2016, up 34% from Q1 2015 and up 16% sequentially from Q4 2015.

We had approximately 275 active IT Deal Alert customers in Q1 2016, which is up from approximately 230 for the same period in 2015.

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Priority Engine and Deal Data continue to gain traction in the market. Revenue attributable to those products was up more than 3 times compared to the same quarter a year ago and up over 50% sequentially from Q4 2015. We added over 40 new Priority Engine and Deal Data customers in the quarter. Many of these deals are long-term contracts so we will see the benefit in future quarters as well.

International IT Deal Alert revenue was also a bright spot, up 97% year over year. We plan on launching international versions of Priority Engine in the second half of this year.

We continue to build out our research deliverables. By the end of Q2 2016, we expect to be publishing reports for the storage, data center, cloud, security and business intelligence markets. We continue to sign deals and our pipeline is building nicely.

Long-term contract progress

As I stated at the top of this letter, migrating our customers from short-term campaign-based marketing deals to long-term subscription contracts is a top priority for us. While it is still early days for us, we are making progress in this area. In Q1 2016, we recognized over $1.5 million of revenue from long-term contracts.

International Update

International marketing budgets continue to be challenged by the effects of the strong dollar. As a result, our international revenue only grew 5% in the quarter over the same period a year ago. The weakness was distributed across EMEA, APAC and LATAM. We continue to see good progress with IT Deal Alert outside North America.

Traffic Update

The traffic story continues to be positive as we build off a very successful year in 2015. Unpaid traffic represented 96% of overall traffic in the quarter. We had another record traffic quarter in Q1 2016, with traffic from organic search up 19% compared with the same quarter a year ago.

Share Buyback

We did not purchase any shares in Q1 2016. As announced today, we are commencing a tender offer to purchase up to 8 million shares at a purchase price of $7.75 per share, representing the five-day volume-weighted average share price of our stock from May 2nd through May 6th. As a result of this tender offer, we are terminating the $20 million share repurchase authorization that we announced in February 2016.

Balance Sheet and Cash Flow

The Company’s balance sheet remains strong. The Company had $34.8 million in cash and investments and no debt as of March 31, 2016, and reported positive Adjusted EBITDA and cash flow from operations for the quarter. As previously stated, the Company has arranged for a $50 million, 5-year term loan to fund a part of the share repurchase under the tender offer.

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Foreign Exchange Update

Foreign exchange adversely affected revenue growth by 70 basis points in the quarter. The strong dollar continued to create revenue headwinds for large U.S.-based technology vendors, which affects their marketing expenditures.

Q2 2016 Guidance

For Q2 2016, we expect overall revenues to be between $29.0 million and $30.1 million. We expect online revenues to be between $27.6 million and $28.6 million, and we expect events revenues to be between $1.4 million and $1.5 million. We expect Adjusted EBITDA to be between $6.0 million and $7.0 million.

Summary

We continue to make good progress with IT Deal Alert. We are excited about the opportunity to migrate our business to long-term, recurring revenue streams. I am also excited about Mike Cotoia’s leadership as CEO and the value that our long-term shareholders will gain by the leverage of our balance sheet to fund the tender offer, which is intended to significantly reduce our outstanding share count.

Sincerely,

Greg Strakosch

Executive Chairman

(C) 2016 TechTarget, Inc. All rights reserved. TechTarget and the TechTarget logo are registered trademarks, and IT Deal Alert, Priority Engine and Deal Data are trademarks of TechTarget. All other trademarks are the property of their respective owners.

Conference Call and Webcast

TechTarget will discuss these financial results in a conference call at 5:00 p.m. (Eastern Time) today (May 9, 2016). Supplemental financial information and our Letter to Shareholders will be posted to the Investor Information section of our website simultaneously with this press release.

NOTE: Our Letter to Shareholders will not be read on the conference call. The conference call will include only brief remarks followed by questions and answers.

The public is invited to listen to a live webcast of TechTarget’s conference call, which can be accessed on the Investor Information section of our website at http://investor.techtarget.com. The conference call can also be heard via telephone by dialing 1-888-339-0724 (US callers), 1-855-669-9657 (Canadian callers) or 1-412-902-4191 (International callers).

For those investors unable to participate in the live conference call, a replay of the conference call will be available via telephone beginning May 9, 2016 one (1) hour after the conference call through June 9, 2016 at 9:00 a.m. ET. To listen to the replay, US callers should dial 1-877-344-7529 and use the conference number 10083943. Canadian callers should dial 1-855-669-9658 and also use the conference number 10083943. International callers should dial 1-412-317-0088 and also use the conference number 10083943. The webcast replay will also be available on http://investor.techtarget.com during the same period.

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The description above related to the planned tender offer is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The planned tender offer described above has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described above or at all. If the Company commences the tender offer, the tender offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Shareholders and investors are urged to read the Company’s Tender Offer Statement on Schedule TO, which is expected to be filed with the SEC in connection with the tender offer and will include as exhibits an Offer to Purchase, a related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. If the Company commences the tender offer, it will file each of the documents referenced in this paragraph with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s information agent in connection with the tender offer.

Non-GAAP Financial Measures

This letter and the accompanying tables include a discussion of adjusted EBITDA, adjusted net income and adjusted net income per share, all of which are non-GAAP financial measures which are provided as a complement to results provided in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

“Adjusted EBITDA” means earnings before net interest, other income and expense, income taxes, depreciation and amortization, as further adjusted to exclude stock-based compensation and other one-time charges, if any.

“Adjusted net income” means net income adjusted for amortization, stock-based compensation, foreign exchange and other one-time charges, if any, as further adjusted for the related income tax impact of the adjustments.

“Adjusted net income per share” means adjusted net income divided by adjusted weighted average diluted shares outstanding.

These non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, our definition of adjusted EBITDA, adjusted net income and adjusted net income per share may not be comparable to the definitions as reported by other companies. We believe that adjusted EBITDA, adjusted net income and adjusted net income per share provide relevant and useful information to enable us and investors to compare the Company’s operating performance using an additional measurement. We use these measures in our internal management reporting and planning process as primary measures to evaluate the operating performance of our business, as well as potential acquisitions.

The components of adjusted EBITDA include the key revenue and expense items for which our operating managers are responsible and upon which we evaluate their performance. In the case of senior management, adjusted EBITDA is used as one of the principal financial metrics in their annual incentive compensation program. Adjusted EBITDA is also used for planning purposes and in presentations to our board of directors. Adjusted net income is useful to us and investors because it presents an additional measurement of our financial performance, taking into account depreciation, which we believe is an ongoing cost of doing business, but excluding the impact of certain non-cash expenses and items not directly tied to the core operations of our business. Furthermore, we intend to provide these non-GAAP financial measures as part of our future earnings discussions and, therefore, the inclusion of these non-GAAP financial measures will provide consistency in our financial reporting. A reconciliation of these non-GAAP measures to GAAP is provided in the accompanying tables.

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Forward Looking Statements

Certain information included in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or referenced in this release that address activities, events or developments which we expect will or may occur in the future are forward-looking statements, including statements regarding the intent, belief or current expectations of the Company and members of our management team. The words “will,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict” and similar expressions are also intended to identify forward-looking statements. Such statements may include those regarding guidance on our future financial results and other projections or measures of our future performance; expectations concerning market opportunities and our ability to capitalize on them; and the amount and timing of the benefits expected from acquisitions, new products or services and other potential sources of additional revenue. These statements speak only as of the date of this release and are based on our current plans and expectations. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual future events or results to be different than those described in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, those relating to: market acceptance of our products and services, including continued increased sales of our IT Deal Alert offerings and continued increased international growth; relationships with customers, strategic partners and employees; difficulties in integrating acquired businesses; changes in economic or regulatory conditions or other trends affecting the Internet, Internet advertising and information technology industries; and other matters included in our SEC filings, including in our Annual Report on Form 10-K. Actual results may differ materially from those contemplated by the forward-looking statements. We undertake no obligation to update our forward-looking statements to reflect future events or circumstances.

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TECHTARGET, INC.

Consolidated Statements of Operations

(in 000’s, except per share amounts)

	Three Months Ended March 31,
	2016	2015
	(Unaudited)
Revenues:
Online	$24,269	$23,048
Events	762	610

Total revenues	25,031	23,658

Cost of revenues:
Online(1)	6,658	6,529
Events	535	455

Total cost of revenues	7,193	6,984

Gross profit	17,838	16,674

Operating expenses:
Selling and marketing(1)	11,060	10,341
Product development(1)	2,008	1,776
General and administrative(1)	3,210	3,020
Depreciation	1,020	1,008
Amortization of intangible assets	302	373

Total operating expenses	17,600	16,518

Operating income	238	156
Interest and other income (expense), net	(58)	(163)

Income (loss) before provision for (benefit from) income taxes	180	(7)
Provision for (benefit from) income taxes	228	(354)

Net (loss) income	$(48)	$347

Net (loss) income per common share:
Basic	$(0.00)	$0.01

Net (loss) income per common share:
Diluted	$(0.00)	$0.01

Weighted average common shares outstanding:
Basic	32,594	33,136

Weighted average common shares outstanding:
Diluted	32,594	34,971

(1) Amounts include stock-based compensation expense as follows:

Cost of online revenues	$27	$14
Selling and marketing	922	689
Product development	36	10
General and administrative	565	734

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TechTarget, Inc.

Consolidated Balance Sheets

(in 000’s, except share and per share data)

	March 31, 2016	December 31, 2015
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$14,963	$14,783
Short-term investments	14,146	10,646
Accounts receivable, net of allowance for doubtful accounts of $1,769 and $1,715 as of March 31, 2016 and December 31, 2015, respectively	26,107	26,549
Prepaid taxes	5,230	5,306
Prepaid expenses and other current assets	3,200	2,192

Total current assets	63,646	59,476
Property and equipment, net of accumulated depreciation	9,046	8,922
Long-term investments	5,727	9,262
Goodwill	93,760	93,701
Intangible assets, net of accumulated amortization	1,179	1,448
Deferred tax assets	4,194	4,210
Other assets	836	840

Total assets	$178,388	$177,859

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,066	$1,807
Accrued expenses and other current liabilities	3,312	3,112
Accrued compensation expenses	738	675
Contingent consideration	—	1,326
Income taxes payable	192	516
Deferred revenue	8,291	7,595

Total current liabilities	14,599	15,031
Long-term liabilities:
Deferred rent	2,144	2,245
Deferred tax liabilities	606	582

Total liabilities	17,349	17,858
Stockholders’ equity:
Preferred stock, 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.001 par value per share, 100,000,000 shares authorized; 51,126,232 shares issued and 32,238,659 shares outstanding at March 31, 2016; 50,927,426 shares issued and 32,039,853 shares outstanding at December 31, 2015	51	51
Treasury stock, 18,887,573 shares, at cost	(113,949)	(113,949)
Additional paid-in capital	293,901	293,003
Accumulated other comprehensive loss	(134)	(322)
Accumulated deficit	(18,830)	(18,782)

Total stockholders’ equity	161,039	160,001

Total liabilities and stockholders’ equity	$178,388	$177,859

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TECHTARGET, INC.

Reconciliation of Net (Loss) Income to Adjusted EBITDA

(in 000’s)

	For the Three Months Ended March 31,
	2016	2015
	(Unaudited)
Net (loss) income	$(48)	$347

Interest and other (income) expense, net	58	163
Provision for (benefit from) income taxes	228	(354)
Depreciation	1,020	1,008
Amortization of purchase price adjustment	—	63
Amortization of intangible assets	302	373

EBITDA	1,560	1,600
Stock-based compensation expense	1,550	1,447

Adjusted EBITDA	$3,110	$3,047

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TECHTARGET, INC.

Reconciliation of Net (Loss) Income to Adjusted Net Income and Net (Loss) Income per Diluted Share to

Adjusted Net Income per Share

(in 000’s, except per share amounts)

	For the Three Months Ended March 31,
	2016	2015
	(Unaudited)
Net (loss) income	$(48)	$347
Income tax provision (benefit)	228	(354)

Net income (loss) before taxes	$180	$(7)
Amortization of intangible assets	302	373
Stock-based compensation expense	1,550	1,447
Amortization of purchase price adjustment	—	63
Foreign exchange loss	107	172
Adjusted income tax provision*	(822)	(848)

Adjusted net income	$1,317	$1,200

Net income per diluted share	$(0.00)	$0.01

Weighted average diluted shares outstanding	32,594	34,971

Adjusted net income per share	$0.04	$0.03
Adjusted weighted average diluted shares outstanding	33,553	34,971

*	Adjusted income tax provision was calculated using our effective tax rate, excluding discrete items, for each respective period.

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TECHTARGET, INC.

Financial Guidance for the Three Months Ended June 30, 2016

(in 000’s)

	For the Three Months Ended June 30, 2016
	Range
Online	$27,600	$28,600
Events	1,350	1,450

Total revenues	$28,950	$30,050

Adjusted EBITDA	$5,975	$7,025

Depreciation, amortization and stock-based compensation	2,700	2,700
Interest and other income, net	(100)	(100)
Provision for income taxes	1,342	1,762

Net income	$2,033	$2,663

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